

January 23, 2015

Via E-mail
Mr. Sean T. Smith
Senior Vice President and Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield, Connecticut 06804

    Re: **Photronics, Inc.**
                    Form 10-K for the Fiscal Year Ended November 2, 2014
                    Filed January 6, 2015
                    File No. 0-15451

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 2, 2014

Item 8. Financial Statements

Note 2 – Acquisition of DNP Photomask Technology Taiwan Co., Ltd., page 43

1.   Please tell us, and disclose in future filings, the acquisition date fair value of each major class of consideration transferred, including the number of instruments issued or issuable. Refer to paragraph 805-30-50-1.b of the FASB Accounting Standards Codification.

2.   Please describe how you obtained control of PDMC and how DNP now owns 49.99% of PDMC. In this regard, we note that it appears PSMC had about 219 million shares outstanding prior to the merger based on your ownership changes in PSMC discussed in footnote 14. Refer to paragraph 805-10-50-2.d of the FASB Accounting Standards Codification.

3.   Please explain how you determined the value of the consideration for your acquisition of DPTT. Discuss the extent to which you relied upon recent prices paid to acquire outstanding shares of PSMC. In this regard, please address the impact of the $35 million onetime remittance of earnings paid by PSMC prior to the merger as described in footnote 12 on page 56.

4.   Please tell us, and disclose in future filings, the valuation technique(s) and significant inputs used to measure the fair value of the non-controlling interest of $57.3 million. Refer to paragraph 805-20-50-1e.2 of the FASB Accounting Standards Codification.

5.   Your pro forma information suggests that the acquisition was accretive to earnings for the periods presented. Please provide us with further explanation as to why this transaction resulted in a gain.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant